Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Full Year 2014

BEIJING, March 4, 2015 – Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Net revenues were $18.6 million in the fourth quarter of 2014, a substantial increase of 702.3% from the same period last year.

•	Net loss attributable to Momo Inc. was $2.5 million in the fourth quarter of 2014, compared to a net loss of $3.1 million in the fourth quarter of 2013.

•	Non-GAAP net loss attributable to Momo Inc. (note 1) was $0.1 million in the fourth quarter of 2014, compared to a non-GAAP net loss of $2.6 million in the fourth quarter of 2013.

•	Diluted loss per American Depositary Share (“ADS”) was $0.20 in the fourth quarter of 2014, compared to a diluted loss per ADS of $0.14 in the fourth quarter of 2013. Each ADS represents two Class A ordinary shares.

•	Non-GAAP diluted loss per ADS (note 1) was $0.16 in the fourth quarter of 2014, compared to a non-GAAP diluted loss per ADS of $0.12 in the fourth quarter of 2013.

•	Monthly Active Users (“MAU”)[1] increased by 105.6% to 69.3 million in December 2014 from December 2013.

•	Total number of employees was 456 as of December 31, 2014, compared to 209 as of December 31, 2013.

Full Year 2014 Highlights

•	Net revenues increased over 13 times year-on-year to $44.8 million in 2014.

•	Net loss attributable to Momo Inc. was $25.4 million in 2014.

•	Non-GAAP net loss attributable to Momo Inc. (note 1) was $18.8 million in 2014.

•	Diluted loss per ADS was $1.94 for the full year 2014.

•	Non-GAAP diluted loss per ADS (note 1) was $1.80 for the full year 2014.

Mr. Yan Tang, Chairman and CEO of Momo commented, “I am pleased to report a strong performance during the fourth quarter and full year 2014. As we ramped up monetization, revenue grew massively, increasing over 700% year-over-year to $18.6 million during the quarter. We are making great progress in growing our user base, with MAU up 106% year-over-year to 69.3 million. In December 2014, we successfully listed our ADSs on Nasdaq, becoming one of the youngest publicly traded Chinese companies in the US markets. This listing brings us increasing brand recognition that will help expand our user base, attract talent, and increase the confidence of our present and future business partners in our corporate practices.

[1]	MAU during a given calendar month is defined as Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform for at least one day during the 30-day period counting back from the last day of such calendar month.

“Growing our user base, optimizing our product ecosystem, enhancing user experience and increasing monetization remain our main focus. The introduction of games on our platform, our cooperation with 58.com and Alibaba, and the recent launch of our “gifting” service that enables users to send gifts to other users, are great examples of our ability to innovate, enhance user activity, and increase monetization. Our achievements this past year, in particular, our improving bottom line in the fourth quarter, have increased our confidence in our ability to achieve profitability soon.”

Fourth Quarter 2014 Financial Results

Net revenues

	2013Q4%		2014Q4%		Growth	%
	(in US$ thousands, except percentages)
Net revenues
Membership subscription	2,049	88.6%	11,903	64.2%	9,854	480.9%
Mobile games	92	4.0%	4,346	23.4%	4,254	4,623.9%
Other services	171	7.4%	2,301	12.4%	2,130	1,245.6%

Total net revenues	2,312	100.0%	18,550	100.0%	16,238	702.3%

Total net revenues were $18.6 million in the fourth quarter of 2014, an increase of 702.3% from $2.3 million during the same quarter of 2013.

Membership subscription revenue was $11.9 million in the fourth quarter of 2014, an increase of 480.9% from $2.0 million during the same period of 2013. Members are Momo users who have paid the subscription fees for the membership services. The increase in membership subscription revenue was primarily driven by the significant increase in the number of Momo members which was in turn driven by growth in the Company’s active user base. Momo members increased from 0.6 million as of December 31, 2013 to 2.9 million as of December 31, 2014.

Mobile games revenue was $4.3 million in the fourth quarter of 2014, a significant increase from $0.1 million during the fourth quarter of 2013. The significant increase was mainly due to the launch of 11 new games during the year 2014 which resulted in an increase in paying users.

Other services include paid emoticons and mobile marketing services. Other services revenue was $2.3 million in the fourth quarter of 2014, a significant increase from $0.2 million during the fourth quarter of 2013. The increase was a result of more placement of banner advertisement displays in the Company’s mobile application and the launching of Dao Dian Tong service during the third quarter of 2014 which allowed local merchants to set up their business profile pages on the Company’s platform.

Cost and expenses

Costs and expenses were $21.5 million in the fourth quarter of 2014, an increase of 299.9% from $5.4 million during the same period last year. The increase was primarily driven by: (a) an increase in salaries and welfare expenses including share-based compensation expenses as a result of a higher headcount to support growth of business and salary raise during 2014; (b) an increase in costs associated with the operation and maintenance of the Company’s platform, including bandwidth costs, commission fees, depreciation and Short Message Service costs due to Momo’s rapid business expansion; (c) an increase in marketing and promotional expenses to enhance Momo’s brand awareness; and (d) an increase in rental expenses associated with the Company’s move into the new headquarters office in May 2014.

Loss from operations

Loss from operations was $3.0 million in the fourth quarter of 2014, a decrease of 3.8% from $3.1 million during the same period last year primarily due to the factors explained above.

Non-GAAP loss from operations (note 1) was $0.5 million in the fourth quarter of 2014, a decrease of 80.1% from $2.6 million during the same period last year

Net loss attributable to Momo Inc.

Net loss attributable to Momo Inc. was $2.5 million in the fourth quarter of 2014, a decrease of 17.4% from $3.1 million during the same period in 2013 primarily due to the factors explained above.

Non-GAAP net loss attributable to Momo Inc. was $0.1 million in the fourth quarter of 2014, a decrease of 96.0% from $2.6 million during the same period last year mainly due to the factors explained above.

Loss per ADS

Basic loss per ADS was $0.20 in the fourth quarter of 2014 compared to $0.14 in the fourth quarter of 2013.

Diluted loss per ADS was $0.20 in the fourth quarter of 2014 compared to $0.14 in the fourth quarter of 2013.

Non-GAAP diluted loss per ADS (note 1) was $0.16 in the fourth quarter of 2014 compared to $0.12 in the fourth quarter of 2013.

Cash and cash flow

As of December 31, 2014, Momo had a cash balance of $451.0 million. Net cash provided by operating activities in the fourth quarter of 2014 was $2.5 million. Net cash used in investing activities in the fourth quarter of 2014 was $2.6 million. Net cash provided by financing activities in the fourth quarter of 2014 was $289.8 million.

On December 11, 2014, the Company successfully listed its ADS on the NASDAQ Global Market. The Company issued 16,000,000 ADSs in the initial public offering and additional 2,400,000 ADSs upon the underwriters’ exercise of the over-allotment option. Concurrently with the IPO, the Company issued $60 million worth of ordinary shares to two investors via private placement. Total gross proceeds from the initial public offering and the concurrent private placement were $308.4 million, from which we paid $17.4 million of commission to underwriters and $1.7 million of professional services fees, among other things in 2014 with the remaining $2.6 million of professional services fees to be paid in 2015. Net proceeds from the IPO and the concurrent private placement after deduction of the underwriting commissions and professional services fees were $286.7 million.

Full Year 2014 Financial Results

Net revenues for the full year 2014 were $44.8 million, an increase of 1,330.3% from $3.1 million in 2013, primarily driven by the significant increase in net revenues from membership subscription and mobile games.

Net loss attributable to Momo Inc. was $25.4 million in the year 2014, an increase of 172.5% from $9.3 million in 2013 primarily driven by the significant increase in cost and expenses, offset by the increase in net revenues.

Non-GAAP net loss attributable to Momo Inc. (note 1) was $18.8 million in the year 2014, an increase of 124.5% from $8.4 million in 2013.

Diluted loss per ADS was $1.94 during the full year 2014 compared to $0.52 in 2013.

Non-GAAP diluted loss per ADS (note 1) was $1.80 during the full year 2014 compared to $0.50 in 2013.

Net cash used in operating activities was $5.9 million during the full year 2014.

Recent Developments

Launch of user traffic advertisement services

In December 2014, Momo began cooperating with 58.com to provide Momo users with easy access to 58.com’s marketplaces through the Discover function on the Company’s platform from which the Company expects to generate marketing revenues.

In January 2015, Momo began cooperating with Alibaba to place its merchant’s targeted advertisements on the Momo’s Nearby People function through which the Company will share marketing revenues with Alibaba.

Launch of gift store services

In January 2015, Momo launched gift store services that allow users to send gifts to each other. The Company cooperated with merchants on Alibaba’s marketplaces to deliver gifts through which it will share revenues with Alibaba.

Outlook for the First Quarter of 2015

For the first quarter of 2015, the Company expects revenues to be between $24 million and $26 million, representing a year-over-year increase of 341% to 377%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, loss from operations, net loss attributable to Mono Inc., and diluted earnings per ADS) which is adjusted from results based on U.S. GAAP to exclude share-based compensation. A limitation of using these non-GAAP financial measures it that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Wednesday, March 4, 2015 at 8:00 p.m. U.S. Eastern Standard Time (9:00 a.m. Beijing / Hong Kong Time on March 5, 2015).

Dial-in details for the earnings conference call are as follows:

International:	+6567239385
U.S. Toll Free:	+1 855 500 8701
Hong Kong Toll Free:	800-906606
Mainland China:	4001-200654

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Standard Time, March 11, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9003 4211
U.S. Toll Free:	+1-855-452-5696
Passcode:	86869759

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the fourth quarter and full year of 2014, management quotes and our financial outlook for the first quarter of 2015.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and full year of 2014 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2015 and may be unable to grow our business in the manner planned. We may also change our strategy for how to grow our business. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to effectively manage our rapid growth, our ability to grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform.

For more information, please visit http://ir.immomo.com.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014

Net revenues	2,312	18,550	3,129	44,755

Cost and expenses:

Cost of revenues	(1,729)	(5,371)	(2,927)	(15,762)

Research and development	(1,202)	(4,042)	(3,532)	(9,264)

Sales and marketing	(1,497)	(9,324)	(3,018)	(35,538)

General and administrative	(956)	(2,795)	(3,010)	(10,354)

Total cost and expenses	(5,384)	(21,532)	(12,487)	(70,918)

Other operating income	—	26	—	26

Loss from operations	(3,072)	(2,956)	(9,358)	(26,137)

Interest income	5	422	32	722

Loss before income tax provision	(3,067)	(2,534)	(9,326)	(25,415)

Income tax expenses	—	—	—	—

Net loss attributable to Momo Inc.	(3,067)	(2,534)	(9,326)	(25,415)

Deemed dividend to preferred shareholders	(2,480)	(7,990)	(8,120)	(57,663)

Net loss attributable to ordinary shareholders	(5,547)	(10,524)	(17,446)	(83,078)

Net loss per share attributable to ordinary shareholders

Basic	(0.07)	(0.10)	(0.26)	(0.97)

Diluted	(0.07)	(0.10)	(0.26)	(0.97)
Weighted average shares used in calculating net loss per ordinary share

Basic	80,923,234	107,680,559	67,190,411	85,293,775

Diluted	80,923,234	107,680,559	67,190,411	85,293,775

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014

Net loss attributable to Momo Inc.	(3,067)	(2,534)	(9,326)	(25,415)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	(3)	(887)	181	(1,185)

Comprehensive loss attributable to Momo Inc. shareholders	(3,070)	(3,421)	(9,145)	(26,600)

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2013	December 31 2014
Assets
Current assets

Cash and cash equivalents	55,374	450,968
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2013 and 2014, respectively	1,935	7,038
Amount due from a related party	198	—
Prepaid expenses and other current assets	1,204	8,009

Total current assets	58,711	466,015
Property and equipment, net	3,363	9,936
Rental deposits	—	793
Long term investments	951	1,760

Total assets	63,025	478,504

Liabilities, mezzanine equity and equity
Current liabilities
Accounts payable	344	5,900
Deferred revenue	3,714	16,348
Accrued expenses and other current liabilities	1,508	9,415
Amount due to related parties	—	6,450

Total current liabilities	5,566	38,113
Mezzanine equity	80,319	—
Shareholder’s (deficit) equity	(22,860)	440,391

Total liabilities, mezzanine equity and shareholder’s equity	63,025	478,504

Note a: As of December 31, 2014, the number of ordinary shares issued and outstanding was 377,756,110.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014
Cash flows from operating activities:
Net loss attributable to Momo Inc.	(3,067)	(2,534)	(9,326)	(25,415)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	365	985	842	2,805
Share-based compensation	423	2,429	963	6,638
Loss on disposal of property and equipment	—	—	—	64
Changes in operating assets and liabilities:
Accounts receivable	(1,043)	(2,111)	(1,906)	(5,205)
Prepaid expenses and other current assets	(376)	(2,458)	(846)	(7,489)
Amount due from a related party	—	—	(198)	198
Rental deposit	—	—	—	(797)
Accounts payable	98	1,500	338	4,494
Deferred revenue	2,246	2,473	3,657	12,825
Accrued expenses and other current liabilities	1,032	2,198	1,341	5,949

Net cash(used in) provided by operating activities	(322)	2,482	(5,135)	(5,933)
Cash flows from investing activities:
Purchase of property and equipment	(1,293)	(2,111)	(3,181)	(8,740)
Payment for long term investments	—	(483)	—	(809)

Net cash used in investing activities	(1,293)	(2,594)	(3,181)	(9,549)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable participating preferred shares	45,000	—	45,000	211,750
Repurchase of convertible redeemable participating preferred shares	—	—	—	(30,750)
Proceed from issuance of ordinary shares	—	291,012	—	291,012
Capital contribution from shareholders	—	—	—	15
Repurchase of ordinary shares	—	—	—	(58,044)
Payment for IPO costs	—	(1,197)	—	(1,727)

Net cash provided by financing activities	45,000	289,815	45,000	412,256
Effect of exchange rate on cash and cash equivalents	(9)	(941)	151	(1,180)

Net increase in cash and cash equivalents	43,376	288,762	36,835	395,594
Cash and cash equivalent at beginning of period	11,998	162,206	18,539	55,374

Cash and cash equivalent at end of period	55,374	450,968	55,374	450,968

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended December 31, 2013				Three months ended December 31, 2014
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(5,384)	423	(a)	(4,961)	(21,532)	2,429	(b)	(19,103)

Loss from operations	(3,072)	423	(a)	(2,649)	(2,956)	2,429	(b)	(527)
Net loss attributable to Momo Inc.	(3,067)	423	(a)	(2,644)	(2,534)	2,429	(b)	(105)

	Year ended December 31, 2013				Year ended December 31, 2014
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(12,487)	963	(c)	(11,524)	(70,918)	6,638	(d)	(64,280)

Loss from operations	(9,358)	963	(c)	(8,395)	(26,137)	6,638	(d)	(19,499)
Net loss attributable to Momo Inc.	(9,326)	963	(c)	(8,363)	(25,415)	6,638	(d)	(18,777)

Notes:

(a)	Adjustments to exclude share-based compensation of $423 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $2,429 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $963 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $6,638 from the unaudited condensed consolidated statements.

For investor and media inquiries, please contact:

Momo Inc.

ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Momo Inc.